1- 13980

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

02025873

P.E. 2/20/02

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For December 6, 2001 / February 20, 2002

Royal KPN NV
Telecomplein 5, 2516 CK The Hague, The Netherlands

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F]

Form 20-F X Form 40-F _

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes _ No X

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Royal KPN NV

Date: March 7, 2002

By: ______________________

Name:mr M.J. Potman
Title: head of the KPN Press Office,
the Hague, Holland

Date
February 20, 2002
Number
013pe

KPN RESTRUCTURES HUNGARIAN OPERATIONS VIA A TENDER OFFER FOR EUROWEB INTERNATIONAL CORP.

The Hague, The Netherlands, February 20, 2002: Everest Acquisition Corp., a wholly owned subsidiary of Royal KPN (AEX: KPN, NYSE: KPN), has today commenced a tender offer for all of the outstanding shares of common stock of EuroWeb International Corp. (NASDAQ: EWEB) at a purchase price of $ 2.25 per share in cash. Based on the most recent information available to Everest Acquisition Corp., 4,665,332 shares are outstanding. Accordingly, the total value of the offer is about $ 10.5 million. This represents a premium of approximately 40% over the Tuesday, February 19, 2002 closing price of $ 1.61 and a 43% premium over the average closing price for the 30 trading days prior to and including February 19. Consummation of the tender offer is conditioned on there being validly tendered and not withdrawn prior to the expiration date a number of shares that represent at least 90% of the total number of outstanding shares on a fully diluted basis (the "Minimum Condition"). KPN currently holds approximately 52.8% of the outstanding EuroWeb shares through a wholly owned subsidiary that intends to tender its shares into the offer. Everest Acquisition Corp. will not waive the Minimum Condition if the effect of such waiver would permit Everest Acquisition Corp. to purchase less than a majority of the outstanding shares that KPN does not already own.

The purpose of the tender offer is to acquire all of the outstanding shares of EuroWeb and take EuroWeb private. Everest Acquisition Corp. currently intends, as soon as practicable upon consummation of the offer, to cause a merger to occur between EuroWeb and Everest Acquisition Corp. Following completion, this transaction should not have a negative impact on KPN's cash position.

EuroWeb is the holding entity of four Business Internet Service Providers in Hungary (49% owned), Slovakia (100% owned), Romania (100% owned) and Czech Republic (100% owned). KPN currently owns 52.8% of EuroWeb, which is complementary to KPN's 75.2% ownership in Hungarian Data/IP operator Pantel. Pantel is exploiting an extensive national fibre optic network in Hungary with extensions to most of its neighbouring countries. Pantel owns a 51% interest in EuroWeb's operations in Hungary.

Following the tender offer and subsequent merger, KPN intends to integrate the EuroWeb activities into Pantel, after which Pantel will have direct control over the EuroWeb operations and access to its business customers in the region. This will further strengthen Pantel's position in Hungary and neighbouring countries and contribute to its further development.

KPN is focusing on its core markets in The Netherlands, Germany and Belgium and in early 2001 announced it will exit from its activities in Central and Eastern Europe including amongst others both EuroWeb and Pantel. KPN's intention in pursuing this transaction is to restructure its Hungarian assets, in order to facilitate the future disposal of Pantel.

Corporate Communications Telefax +31 70 446 63 10
Press Department

Notice for EuroWeb security holders: Investors are urged to read Everest Acquisition Corp.'s tender offer statement and other relevant documents filed with the SEC when they become available because they will contain important information. Investors will be able to receive such documents free of charge at the SEC's website, www.sec.gov, or from D.F. King & Co. Inc., the Information Agent for the tender offer, at 77 Water Street, New York, NY 10005, telephone number +1-212-269-5550 (call collect) or +1-800-659-5550 (toll-free).

Note to the editor (not for publication)

For further information, please call

KPN Press Office:
Tel:(+31 70) 4466 300

KPN Investor Relations:
Tel: (+31 70) 4460 986

For Immediate Release

NTT DoCoMo and E-Plus Agree to Transfer of i-mode Service

TOKYO, JAPAN, February 18, 2002 --- NTT DoCoMo, Inc. and the German mobile operator E-Plus Mobifunk GmbH & Co. KG (E-Plus[*1]) today agreed that NTT DoCoMo will transfer and license technologies to E-Plus for the launch of a mobile internet service in Germany in the next two months March - April. This agreement also includes the use of the i-mode Trademark by E-Plus. The service will be similar to i-mode,
NTT DoCoMo's world's most popular mobile internet service, which provides e-mail and internet access in Japan.

Under the licensing pact, NTT DoCoMo will provide E-Plus with the patents, service know-how, and technologies needed to launch the service, initially on the Global Packet Radio Service (GPRS) network and later on third-generation (3G) mobile networks. The pact will remain valid from February 18, 2002, to January 1, 2012, during which time NTT DoCoMo will collect licensing fees.

Subscribers will enjoy a variety of mobile internet applications and content, such as entertainment and information including travel, games, weather, restaurant guides, maps, polyphonic ringing tones, pictures and more. Cellular phones will be equipped with dual browsers so as to be able to view i-mode-compatible HTML and WML1.X.

NTT DoCoMo previously agreed to transfer and license technologies to the Dutch mobile company KPN Mobile N.V. for the launch of i-mode service in the Netherlands and Belgium. Accordingly KPN Mobile sublicensed the technologies to its wholly owned subsidiaries KPN Mobile The Netherlands B.V. (KPN Mobile The Netherlands[*2]) and KPN Orange Belgium NV/SA (KPN Orange[*3]).

E-Plus, a subsidiary of the KPN Mobile, will be licensed the same technologies and service know-how that were provided to KPN Mobile.

NTT DoCoMo expects the launch of this i-mode service in the highly promising German market will help to accelerate the popularization of mobile multimedia services in Europe.

Notes:

*1 E-Plus had approximately 7.5 million subscribers as of December 31, 2001.

*2 KPN Mobile The Netherlands had approximately 5.2 million subscribers as of December 31, 2001.

*3 KPN Orange had approximately 1.0 million subscribers as of December 31, 2001.

- i-mode is a trademark or registered trademark of NTT DoCoMo, Inc. in Japan and other countries.

For inquires, please contact:
Yuichiro Pat Kuwahata , Junko Miyazaki or Norio Hasegawa
International PR, PR Dept.
NTT DoCoMo, Inc.
Tel: +81-3-5156-1366
Fax: +81-3-5501-3408
HYPERLINK
Website: http://www.nttdocomo.com

Note KPN Mobile Group:
"The i-mode launch in Germany and the Netherlands will be in the next two months March - April. The exact date for the first launch will be announced in the following weeks."
For further information, please contact KPN Mobile Press Department, telephone +31 70 4460143

Press release

Date
February 6, 2002
Number
008pe

KPN sells its share in Teleprofs

KPN is going to sell its 50% interest in Teleprofs to the Vedior employment agency. The transaction will make Vedior the full and sole owner of Teleprofs, a company that specialises in providing temporary switchboard operators/receptionists and contact centre personnel. The sale is part of KPN's non-core assets disposal programme. KPN will receive EUR 5.6 million in cash from the deal. The sale of Teleprofs will not have any consequences for the company's personnel.

Vedior and KPN established Teleprofs as a joint venture in 1989. Teleprofs specialises in providing, stationing, recruiting, selecting, testing and training switchboard operators/receptionists, call centre employees and e-mail agents. The company consists of three units. They are Teleprofs Uitzendburo (which provides temporary staff) with eighteen offices located throughout the Netherlands, Teleprofs Facilities (which takes over the management and personnel administration of switchboards/reception desks from companies/organisations) and Teleprofs Services (which provides employee assessments and training courses). The approximately 1,500 clients of Teleprofs include financial service providers, government departments, telecommunications companies, ICT suppliers and business service providers.

Note to the editor (not for publication):
For further information, please contact KPN Press Department, telephone +31 70 4466300

Corporate Communications Telefax +31 70 446 63 10
Press Department

Press release

Date
February 4, 2002
Number
007pe

KPN Mobile completes the sale of Pannon GSM

KPN Mobile today has completed the sale of its 44.66% shareholding in Hungarian mobile operator Pannon GSM to Telenor SA against payment of EUR 603 million in cash.

This transaction follows from the definitive agreement signed and communicated on October 26th 2001, and the recent approval of the Hungarian Competition Office.

At the same time Telenor also completed the acquisition of all other remaining shares in PannonGSM from co-founders Sonera (23%) and TeleDanmark (6.56%). Consequently Telenor is now the 100% owner of PannonGSM.

This transaction is part of KPN's non-core assets disposal program from which the net cash proceeds are used to reduce net debt. By completing this transaction the total announced and cashed divestments add up to Euro 3 billion.
The proportional consolidation of PannonGSM in the accounts of KPN Mobile will be discontinued as per 31st of January 2002. In 2001 proportional estimated contribution of Pannon GSM will be EUR 240 million in revenues, EUR 85 million EBITDA and a net debt of EUR 105 million
The transaction will result in a bookprofit in excess of EUR 300 million in quarter 1, 2002.

Note to the editor (not for publication):
For further information, please contact KPN Press Department, telephone +31 70 4466300

Corporate Communications
Press Department
Telefax +31 70 446 63 10

Press release

Date
January 31, 2002
Number
006pe

KPN Mobile demands competitors lower interconnection fees

KPN Mobile will next week lodge four complaints with telecommunications industry regulator OPTA demanding that the other mobile operators in the Netherlands lower their interconnection fees to a level similar to the fee that KPN Mobile charges before 1st April 2002. Interconnection fees are the charges that mobile operators bill one another for handling each other's telephone traffic on their networks. The other mobile operators (Vodafone, Ben, Dutchtone, Tele2 and Telfort) currently charge KPN Mobile an average of about EUR 0.21 cents. KPN Mobile charges them about EUR 0.17 per minute for the same service. This difference of roughly 20% gives the other operators a competitive advantage that runs into millions of euros per month.

Should OPTA uphold KPN Mobile's objections, calls from fixed telephones in the KPN network to mobile phones from other operators will become cheaper.

If the other mobile operators do not lower their interconnection fees before 1st April 2002, KPN Mobile will be obliged to increase its interconnection fees from that date. KPN fixed network customers will then pay approximately EUR 0.02 per minute more for calls to KPN Mobile customers. Even so, calls from fixed phones to KPN Mobile customers will still be cheaper than calls to customers of other mobile operators.

KPN Mobile reduced its interconnection fee in May 2000. This made calls to KPN Mobile customers cheaper than calls to customers of other mobile operators. The expectation at the time was that other telecom operators would also lower their interconnection fees and that the volume of traffic would increase. This expectation has not been fulfilled.

In mid-2001, KPN lodged a notice of a dispute with Telfort on this same subject with OPTA. Towards the end of 2001 OPTA indicated that the fees were indeed too high, saying the fees would need to be reduced to a reasonable level before 1st April 2002. KPN Mobile is now starting dispute proceedings against the other mobile operators to bring about this reduction.

Note to the editor (not for publication):
For further information, please contact KPN Mobile Press Department, Carla van Lomwel, telephone +31 70 44 60143

KPN Mobile
Press Department
Fax +31 70 446 0769

Date
January 30, 2002
Number
005pe

KPN acquires full control of E- Plus

The Hague/Atlanta-Royal KPN N.V. (AEX: KPN) and BellSouth (NYSE: BLS) today have signed a definitive agreement restructuring their relationship. Under the new agreement, BellSouth exchanges its 22.51% stake in the German mobile operator E-Plus into 234.7 million KPN ordinary shares. After conversion this represents 9.42% of KPN's 2,491 million outstanding shares. As part of the transaction BellSouth has surrendered its existing warrant on KPN shares, its rights with regard to KPN Mobile and its contingent rights pertaining to KPNQwest.

After closing KPN will have full control of E-Plus. The closing is anticipated to occur in 2Q02 after EU, stock exchange and other regulatory filings have been completed and necessary approvals obtained. The Dutch State, as holder of a special share, has approved the issuance of new shares to BellSouth.

Currently KPN has drawn Euro 484 million under a loan facility provided by BellSouth. This amount is being repaid today. Upon closing KPN will assume approx. Euro 2.1 billion BellSouth shareholder loans currently extended to E-Plus by drawing down on the subordinated loan facility extended to KPN by BellSouth. The two parties have agreed on new terms for that loan facility, providing for a cap at the level of BellSouth's previous shareholder loans to E-Plus. With an interest rate fixed at Euribor plus 175 bps, the new terms also include an accelerated amortization schedule: Euro 516 million to be repaid in December 2002, Euro 500 million in October 2003 and approx. Euro 1.1 billion on 1 March 2004.

Ad Scheepbouwer, CEO of Royal KPN said: "BellSouth has been an important partner for us and has been a major contributor to the development of E-Plus. This agreement marks another important milestone in the execution of KPN's new strategy focused on core assets in core countries. The reduction of the complexity of our partnerships will create more flexibility and transparency which is in the best interest of the parties involved"

As previously disclosed BellSouth is not subject to a lock-up with a shareholding less than 10%. BellSouth and KPN agreed to cooperate closely and in the best interest of both companies' shareholders in the event that BellSouth at some point in the future wishes to dispose of its holdings in KPN.
The transaction will lead to a change in the shareholding structure of E-Plus. As of closing Royal KPN N.V. will hold 22.51% direct and KPN Mobile will hold direct 77.49%. As a result of the consolidation of 100% of E-Plus, KPN's net consolidated debt will increase by approx. Euro 930 million, based on Q3 2001 figures. The effect on revenues (Jan-Sep 2001) would have been an increase of Euro 377 million (128 million in Q3 2001) and an increase of Euro 60 million (38 million in Q3 2001)) on Ebitda.

About E-Plus

E-Plus was founded in 1993 and launched its DCS 1800 network in 1994. Royal KPN N.V. announced the acquisition of a 77.49% stake in Germany's third largest mobile operator in December 1999. BellSouth acquired options to convert its 22.51% stake into KPN Mobile or into Royal KPN NV. The customer base of E-Plus increased from 3.5 million by the end of 1999 to 7.5 million by the end of 2001. E-Plus is planning to launch i-mode, the Japanese mobile data product developed by NTT DoCoMo in spring 2002. NTT DoCoMo has meanwhile over 30 million i-mode clients.

Corporate Communications Telefax +31 70 446 63 10
Press Department

January 30, 2002

Number

About Royal KPN and KPN Mobile

KPN is a telecommunications company offering a wide range of high quality and innovative telecommunications services for both the private and business market. Its core business activities are: mobile communications; fixed network services and Internet services and IP/Data services. KPN focuses on the Benelux-countries and Germany.
KPN Mobile N.V. is an 85%-owned subsidiary of Royal KPN N.V. NTT DoCoMo Inc., KPN's strategic partner, owns the remaining 15%. KPN Mobile is currently active with its own network operators in Germany (E-Plus), the Netherlands and Belgium (KPN Orange), where more than 8,000 employees serve some 13.7 million customers as of the end of December 2001.

About BellSouth Corporation

BellSouth Corporation is a Fortune 100 communications services company headquartered in Atlanta, GA, serving more than 45 million customers in the United States and 15 other countries.

Consistently recognized for customer satisfaction, BellSouth provides a full array of broadband data and e-commerce solutions to business customers, including Web hosting and other Internet services. In the residential market, BellSouth offers DSL high-speed Internet access, advanced voice features and other services. BellSouth also provides online and directory advertising services, including BellSouth® Real Pages℠.com.

BellSouth owns 40 percent of Cingular Wireless, the nation's second largest wireless company, which provides innovative wireless data and voice services.

Safe harbour
Certain statements contained in this presentation constitute forward-looking statements. These statements may include, without limitation, statements concerning future results of operations, the impact of regulatory initiatives on KPN's operations, KPN's and its joint ventures share of new and existing markets, general industry and macro-economic trends and KPN's performance relative thereto, and statements preceded by, followed by or including the words "believes", "expects", "anticipates" or similar expressions. These forward-looking statements rely on a number of assumptions concerning future events and are subject to uncertainties, and other factors, many of which are outside KPN's control, that [redacted]